UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

_____________

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities and Exchange Act of 1934

For November 12, 2024

Commission file number: 1-13.396

Transportadora de Gas del Sur S.A.

Cecilia Grierson 355, Twenty Sixth Floor

1107 Capital Federal

Argentina

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X  Form 40-F

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to the Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

            FINANCIAL STATEMENTS

          AS OF SEPTEMBER 30, 2024 AND 2023

TrTRANSPORTADORA DE GAS DEL SUR S.A.

FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2024 AND 2023

                               INDEX

01.ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2024

02. CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Statements of comprehensive income

Statements of financial position

Statements of changes in equity

Statements of cash flows

Notes to the condensed interim consolidated financial statements

TRANSPORTADORA DE GAS DEL SUR S.A.

ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (“MD&A”) FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2024

The following discussion of the financial condition and results of operations of the Company should be read in conjunction with the Company's consolidated financial statements as of September 30, 2024 and December 31, 2023, and for the nine-month periods ended September 30, 2024 and 2023. These condensed interim consolidated financial statements have been prepared in accordance with and complied with IAS 34 issued by the International Accounting Standards Board (“IASB”) adopted by the Comisión Nacional de Valores ("CNV") through the provisions of Title IV, Chapter I, Section I, Article 1 – B.1 of the Rules of the CNV ("New Text 2013" or "NT 2013").

The condensed interim consolidated financial statements of the Company for the nine-month periods ended September 30, 2024, 2023, 2022, 2021 and 2020 have been subject to a limited review performed jointly by Price Waterhouse & Co. S.R.L. and Pistrelli, Henry Martin and Asociados S.A.

Effects of inflation

On December 3, 2018, Law No. 27,468 was enacted, sanctioned on November 15, 2018, by the National Argentine Congress. Among other measures, this law abolishes Presidential Decree No. 1,269/02 —amended by Presidential Decree No. 664/2003 — through which the controlling entities (among them the CNV) had been instructed not to accept inflation adjusted financial statements. On December 26, 2018, the CNV issued Resolution No. 777/2018, by virtue of which it instructs companies that offer their shares to the public to apply the financial statements restatement method to a stable currency in line with the provisions of IAS 29 “Financial Reporting in Hyperinflationary Economies”.

In accordance with such standards, the restatement of financial statements was restarted as from July 1, 2018. In line with the restatement method, non-currency assets and liabilities are restated by an overall price index issued by the Argentine Federation of Professional Councils in Economic Sciences (“Argentine Federation”) since their acquisition date or last inflation adjustment (March 1, 2003).

Likewise, comparative information included in the financial statements has also been restated, but this fact has not modified the decisions based on the financial information corresponding to those fiscal years.

For further information, see “Note 4. Significant Accounting Policies – d) Restatement to current currency – Comparative Information” to the consolidated financial statements as of December 31, 2023.

Rounding

Certain figures included in this Report have been rounded for ease of presentation. Percentage figures included in this Report have not, in all cases, been calculated on the basis of such rounded figures but on the basis of such amounts prior to rounding. For this reason, percentage amounts in this report may vary from those obtained by performing the same calculations using the figures in our Financial Statements. Certain numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them due to rounding.

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1.Results of operations

The following table presents a summary of the consolidated results of operations for the nine-month periods ended September 30, 2024 (“9M2024”) and September 30, 2023 (“9M2023”):

Activities of the Company in 9M2024 and 9M2023

Revenues

Revenues for 9M2024 increased by Ps. 100,282 million compared to 9M2023, mainly due to the increase in revenues from Natural Gas Transportation and Midstream business segments.

Natural Gas Transportation

During 9M2024 revenues from the Natural Gas Transportation business segment accounted for 35% of tgs total revenues (22% for 9M2023). 84% of total revenues in this segment corresponded to firm contracted capacity services (82% for 9M2023).

Revenues from the Natural Gas Transportation segment during 9M2024 reached Ps. 284,177 million (Ps. 158,631 million in 9M2023). The increase of Ps. 125,547 million was primarily driven by the positive impact of transitional tariff increases received during 2024, as explained below. This effect was partially offset by the negative impact of inflation adjustment.

On March 26, 2024, the Issuer and ENARGAS entered into a Tariff Transitory Adjustment Agreement (the “Tariff Agreement”), which provides for a 675% transitional adjustment in natural gas transportation tariffs effective as of April 3, 2024, pursuant to Resolution No. 112/2024 issued by ENARGAS (“Resolution 112”). Resolution 112 provides that, as from May 2024 and until ENARGAS’s integral tariff review process for the natural gas industry is completed, tariffs are adjusted monthly based on a composite index (the “Transitional Adjustment Index”) by the wage index, the wholesale price index and the construction cost index.

During the following months, ENARGAS notified the licensee companies of the postponement of previously scheduled monthly adjustment. Additionally, it announced that the Transitional Adjustment Index would be replaced by an adjustment index based on expected inflation to be communicated by the Ministry of Economy. The difference between actual and estimated inflation will be considered in the RTI tariff calculation. According to the notification received, if the actual inflation is higher or lower than the inflation estimated by the Ministry of Economy, this difference will be taken into account when determining the tariff resulting from the RTI process.

On August 1, September 2, October 1 and November 4, 2024 ENARGAS issued new transition tariff charts contemplating increases of 4%, 1%, 2.7% and 3.5%, respectively, over the tariff in effect at the time.

In addition, Resolution 112 provides that during 2024 tgs must execute an investment plan in the amount of Ps. 27,690 million (adjustable by the Transitional Adjustment Index), which, as of the date hereof, is in the process of execution.

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License extension request

In relation to the extension of the License, on June 19, 2024, ENARGAS issued a technical and legal report indicating that we have broadly fulfilled our obligations regarding the License. Based on this report, and after a non-binding public hearing, the ENARGAS controller may submit a recommendation to the National Executive Branch which, in turn, may issue a decree granting the extension of the License within 120 days from the date of the recommendation.

Finally, on October 21, 2024, the aforementioned public hearing took place, convened by ENARGAS through Resolution No. 593/2024. As of the date of issuance of this MD&A, the ENARGAS controller has not issued the aforementioned recommendation.

Liquids Production and Commercialization

During 9M2024, revenues corresponding to this business segment represented 48% of total revenues (60% for 9M2023).

Revenues derived from the Liquids Production and Commercialization business segment amounted to Ps. 367,991 million in 9M2024 (Ps 55,268 million lower than those recorded in 9M2023). This negative effect was mainly due to the decrease in: (i) tons of ethane dispatched, (ii) the price of the ethane and (iii) the volumes of propane, butane and natural gasoline. These effects were partially offset by the positive variation in the real exchange rate, the improvements in the premiums corresponding to the export of propane and butane and in the international reference prices.

Total volumes dispatched registered a decrease of 14% or 119,596 tons compared to 9M2023.

Midstream

Revenues derived from the Midstream business segment increased by Ps. 30,003 million in 9M2024 compared to the same period of 2023. This increase is due to higher revenues corresponding to: (i) natural gas transportation and conditioning services in Vaca Muerta and (ii) the positive variation in the real exchange rate.

On June 19, 2024, tgs submitted an investment proposal to the Ministry of Economy under a private initiative framework to increase the available volume of natural gas in the northeast area of Argentina by the winter of 2026. The Investment Proposal seeks to replace natural gas and liquid imports each winter by using existing infrastructure.

This proposal would be executed as a complement to the construction of stage 2 of the GPNK, presenting itself as an alternative through the use of existing infrastructure, with the objective of achieving the lowest cost for the end user and savings for the National Government If approved by the Government, a bidding process will be initiated, where we will have the option to match the best offer made by a third party to the Government. As of the date of this MD&A, no response has been received from the National Government.

During October, the first module was put into operation, increasing the conditioning capacity of the Tratayén plant by 6.6 MMm3/d, reaching a total capacity of 21.4MMm3/d. It should be noted that the total work, which will require an investment of approximately US$ 350 million, will allow

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tgs to have a total conditioning capacity of 28MMm3/d by the end of 2024, when the last module that is currently in the installation process finally comes into operation.

Cost of sales and administrative and selling expenses

Cost of sales, administrative and selling expenses corresponding to 9M2024 decrease by Ps. 46,047 million. This variation is mainly due to the decrease in the cost of natural gas processed at the Cerri Complex (mainly due to a decrease in the price, measured in constant Argentine pesos). This effect was partially offset by the increase in (i) third-parties fees and services and repair and maintenance expenses, (ii) taxes, fees and contributions (mainly due to the effect of the higher charge on gross income and withholdings on exports) and (iii) labor costs.

The following table shows the main components of cost of sales, administrative and selling expenses, and comparisons for 9M2024 and 9M2023:

Financial results

In 9M2024, the financial results experienced a positive effect of Ps. 24,096 million with respect to same period of 2023. The breakdown of financial results is as follows:

This positive variation is mainly due to the lower negative foreign exchange loss. This effect was partially offset the lower positive financial results recorded by financial assets due to the decrease in the returns obtained and the higher loss on net monetary position.

2.Liquidity

The Company’s primary sources and application of funds during 9M2024 and 9M2023 are shown in the table below:

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During 9M2024 the net variation in cash and cash equivalents was positive by Ps. 36,677 million.

Cash flow provided by operating activities amounted to Ps. 294,830 million. This cash flow was Ps. 18,370 million higher than in 9M2023 due to higher working capital and lower income tax paid. These effects were partially offset by higher interests paid.

Cash flows used in investing activities amounted to (Ps. 248,872) million, Ps. 41,861 million lower than funds used in 9M2023 due to lower collections of placements of funds not considered cash equivalents according to IFRS Accounting Standards.

Finally, cash flows used in financing activities during 9M2024 amounted to Ps. 9,281 million while during 9M2023 financing activities provided cash flows of Ps. 34,868 million. During 9M2024, the Company incurred new short-term financial debt for Ps. 60,870 million and repayments were made for Ps. 79,051 million.

It is noteworthy that on July 24, the placement of Class 3 Notes was carried out for an amount of US$ 490 million. These notes with amortization on July 24, 2031, pay semiannual interest at a fixed interest rate of 8.5% per year. The total amount received, after deducting the issue price, amounted to US$ 483 million and was allocated entirely to the cancellation of the notes whose maturity was on May 2, 2025.

3.Third Quarter 2024 (“3Q2024”) vs. Third quarter 2023 (“3Q2023”)

The following table presents a summary of the consolidated results of operations for the 3Q2024 and 3Q2023:

During 3Q2024, the Company obtained comprehensive income of Ps. 52,188 million, compared to comprehensive income of Ps. 15,077 million obtained in the same period of 2023.

Total revenues for 3Q2024 increased Ps. 25,992 million compared to the same period of the previous year.

Revenues from the Natural Gas Transportation business segment in 3Q2024 increased by Ps. 70,917 million, compared to 3Q2023. This positive variation was due to the impact of the tariff increases granted during 2024.

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As for the Liquids Production and Commercialization business segment, revenues decreased by Ps. 43,226 million in 3Q2024, mainly due to the drop in (i) the volume and price of ethane sold, (ii) the impact of the exchange rate on sales denominated in US dollars and (iii) the volumes of natural gasoline, propane and butane dispatched. These effects were partially offset by the increase in international reference prices.

With respect to the total volumes dispatched from the Cerri Complex, which decreased by 23% or 60,308 tons, the table included below shows the volumes dispatched by market and product and revenues by market:

The Midstream business segment reported a decrease of Ps. 1,699 million, mainly explained by the fall in the exchange rate in real terms and lower services from the Transport.Ar program. These effects were partially offset by greater natural gas transportation and conditioning services in Vaca Muerta.

Net cost of sales, administrative and selling expenses for 3Q2024 amounted to Ps. 151,745 million (compared to Ps. 176,304 million in 3Q2023), a decrease of Ps. 24,559 million. This variation is mainly due to lower costs of natural gas processed at Cerri Complex (lower price expressed in constant currency and lower consumption). This effect was partially offset by higher repair and maintenance expenses of PPE and labor costs.

The following table shows the main components of operating costs, administrative and commercialization expenses and their main variations for 3Q2024 and 3Q2023:

In 3Q2024, financial results suffered a negative variation of Ps. 11,468 million, compared to those registered in the 2023 period. This variation is mainly due to the lower positive result generated by financial assets, effect thar was partially offset due to the lower negative exchange rate difference (because of the greater variation in the exchange rate during 3Q2024).

4.Consolidated Financial Position Summary

Summary of the consolidated financial position information as of September 30, 2024, and December 31, 2023, 2022, 2021 and 2020:

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5.Consolidated Comprehensive Income Summary

Summary of the consolidated comprehensive income information for the nine-month periods ended September 30, 2024, 2023, 2022, 2021 and 2020:

6.Consolidated Cash Flow Summary

Summary of the consolidated cash flow information for the nine-month periods ended September 30, 2024, 2023, 2022, 2021 and 2020:

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7.Comparative Statistical Data (Physical units)

8.Comparative Ratios

9.TGS share market value in Buenos Aires Stock Exchange at closing of last business day (in Argentine Pesos per share)

	2024	2023	2022	2021	2020
January	3,798.35	830.00	225.00	151.65	104.30
February	2,779.95	834.55	232.60	138.85	93.15
March	3,279.35	824.75	262.80	139.10	72.15
April	3,862.20	1,037.90	262.35	139.35	101.80
May	4,900.00	1,201.15	282.15	152.20	121.50
June	5,164.75	1,414.60	260.50	156.65	114.10
July	4,550.00	1,362.95	349.65	159.05	141.35
August	4,995.00	1,980.00	393.50	193.25	123.85
September	4,550.00	1,700.00	462.50	192.00	116.60
October		1,751.70	536.75	217.30	152.95
November		2,410.00	650.00	184.55	162.50
December		2,956.15	812.90	181.10	153.15

10.Outlook

The future of natural gas as an essential fuel for the country's energy matrix is consolidated year after year, which will make Argentina a sustainable country with high growth. We have consolidated ourselves as an integrated service provider in the hydrocarbon industry.

Our strategy aims to position ourselves in a leading role, carrying out vital undertakings for the future of the country, thus consolidating the growth strategy with a leap of magnitude. With this objective, we are adopting an innovative vision, seeking new business opportunities for our clients with a focus on Vaca Muerta.

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Continuing our growth plan in the area, we expect, by the last quarter of 2024, the culmination of the expansion of the Tratayén conditioning plant through the installation of the remaining conditioning module of 6.6 million m3/day. The total investment made for the installation of this module and the one currently in operation, mentioned above, will amount to US$350 million.

The current economic situation and the tariff review process faced by the authorities implies that we must continue to generate valid and constructive channels of dialogue that allow us to manage a profitable and efficient natural gas transportation business in accordance with the country's energy development, considering the needs of the internal and external demands and of our stakeholders.

In this framework, we will be attentive to the talks with the national authorities in order to advance in the concretion of the new RTI process.

In the Liquids Production and Commercialization Segment, the strategy will be aimed at optimizing the production mix that allows prioritizing those products and distribution channels that provide higher margins, and to maximizing access to the RTP at reasonable costs. For this, it will be very important to be efficient in the management of our assets, ensuring a coordinated, safe and efficient operation.

In financial terms, and given the aforementioned facts, we will continue to prudently manage our funds in order to preserve our shareholders´ value given the volatile macroeconomic context in which our activities will be carried out.

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As regards their daily operations, tgs will remain committed to continuous improvement of each of its processes to optimize the use of the resources and to reduce operating costs. To this end, the Company will carry out actions aimed at the reduction of cost without affecting the reliability and availability of the pipeline system. We will continue with the implementation of various actions, such as the standardization and systematization of risk management in pipelines, compressor stations and processing facilities. Finally, we will deepen training initiatives for the staff for technical and management training resources.

Autonomous City of Buenos Aires, November 4, 2024.

Luis Fallo

Vice-Chairman acting as Chairman

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English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE THREE AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2024 AND 2023

(Stated in thousands of pesos as described in Note 3 except for basic and diluted earnings per share)

Notes	Three-month period ended September 30, 2024	Three-month period ended September 30, 2023	Nine-month period ended September 30, 2024	Nine-month period ended September 30, 2023
Revenues	9.h.	256,328,620	230,336,682	806,013,154	705,731,031
Net cost of sales	9.i	(126,035,977)	(151,858,565)	(386,130,472)	(440,631,476)
Gross profit		**130,292,643**	**78,478,117**	**419,882,682**	**265,099,555**
Administrative expenses	9.j.	(10,899,431)	(9,515,399)	(32,971,887)	(29,650,533)
Selling expenses	9.j.	(14,809,659)	(14,929,144)	(50,674,138)	(45,541,170)
Other operating results, net	9.l.	442,267	(657,686)	(1,354,608)	(970,776)
Operating profit		**105,025,820**	**53,375,888**	**334,882,049**	**188,937,076**
Financial results					
Financial income	9.k.	41,148,318	122,885,792	118,773,221	251,289,303
Financial expenses	9.k.	(48,270,216)	(219,888,609)	(147,911,341)	(463,114,122)
Other financial results	9.k.	(6,625,237)	98,653,255	80,648,701	222,184,131
Loss on net monetary position	9.k.	(13,523,392)	(17,452,862)	(37,042,643)	(19,986,934)
Total net financial results		**(27,270,527)**	**(15,802,424)**	**14,467,938**	**(9,627,622)**
Share of profit from associates	12	222,484	154,743	129,840	198,394
Net income before income tax		**77,977,777**	**37,728,207**	**349,479,827**	**179,507,848**
Income tax	15	(25,789,342)	(22,650,910)	(126,960,178)	(84,870,054)
Net income for the period		**52,188,435**	**15,077,297**	**222,519,649**	**94,637,794**
Other comprehensive results		-	-	-	-
Total comprehensive income for the period		**52,188,435**	**15,077,297**	**222,519,649**	**94,637,794**
Net income and total comprehensive income attributable to:					
Owners of the Company		52,188,334	15,077,540	222,519,896	94,637,640
Non-controlling interests		101	(244)	(247)	154
		52,188,435	**15,077,296**	**222,519,649**	**94,637,794**
Total comprehensive income per share attributable to owners of the Company:					
Weighted average of outstanding ordinary shares		752,761,058	752,761,058	752,761,058	752,761,058
Basic and diluted earnings per share		69.33	20.03	295.61	125.72

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Luis Fallo

Vice-Chairman acting as Chairman

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF SEPTEMBER 30, 2024 AND DECEMBER 31, 2023

(Stated in thousands of pesos as described in Note 3)

Notes	09/30/ 2024	12/31/ 2023
ASSETS			
Non-current assets			
Property, plant and equipment	13	2,116,996,175	2,000,176,162
Investments in associates	10	1,037,823	907,982
Financial assets measured at amortised cost	9.m.	29,127,501	215,932,159
Other receivables	9.a.	31,491	72,506
Total non-current assets		**2,147,192,990**	**2,217,088,809**
Current assets			
Other receivables	9.a.	55,804,441	75,037,825
Inventories		9,617,246	15,449,460
Trade receivables	9.b.	117,789,499	102,337,572
Contract assets		25,502	40,132
Financial assets measured at amortised cost	9.m.	227,814,216	212,178,265
Financial assets at fair value through profit or loss	9.n.	388,197,659	438,220,464
Cash and cash equivalents	9.c.	31,415,084	13,293,830
Total current assets		**830,663,647**	**856,557,548**
Total assets		**2,977,856,637**	**3,073,646,357**
EQUITY			
Common stock		683,199,686	683,199,686
Treasury shares		37,877,426	37,877,426
Cost of acquisition of treasury shares		(68,531,662)	(68,531,662)
Additional paid-up capital		(19,880,428)	(19,880,428)
Legal reserve		92,675,919	90,307,167
Reserve for capital expenditures, acquisition of treasury shares and/or dividends		998,380,991	953,374,741
Accumulated retained earnings		222,519,896	47,375,002
Equity attributable to equity holders of the parent		*1,946,241,828*	*1,723,721,932*
Non-controlling interests		1,600	1,847
Total equity		**1,946,243,428**	**1,723,723,779**
LIABILITES			
Non-current liabilities			
Deferred tax liabilities	15	143,148,932	170,391,652
Taxes payables	9.f.	-	189,601
Contract liabilities	9.d.	104,947,552	110,416,518
Loans	14	472,810,592	828,107,232
Total non-current liabilities		**720,907,076**	**1,109,105,003**
Current liabilities			
Provisions	16	2,827,017	4,985,014
Contract liabilities	9.d.	7,688,695	9,098,765
Other payables	9.e.	155,517	149,824
Taxes payables	9.f.	10,207,870	5,112,932
Income tax payable		119,848,793	2,870,444
Payroll and social security taxes payable	9.o.	16,071,637	12,540,588
Loans	14	85,110,298	122,010,249
Trade payables	9.g.	68,796,306	84,049,759
Total current liabilities		**310,706,133**	**240,817,575**
Total liabilities		**1,031,613,209**	**1,349,922,578**
Total equity and liabilities		**2,977,856,637**	**3,073,646,357**

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Luis Fallo

Vice-Chairman acting as Chairman

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

CONDENSED INTERIM CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2024 AND 2023

(Stated in thousands of pesos as described in Note 3)

______________________________________________________________________________________________________________________________________________________________________________

Luis Fallo

Vice-Chairman acting as Chairman

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2024 AND 2023

(Stated in thousands of pesos as described in Note 3)

_____________________________________________________________________________________________________

Luis Fallo

Vice-Chairman acting as Chairman

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2024 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

1.GENERAL INFORMATION

Business Overview

Transportadora de Gas del Sur S.A. (“tgs” or the “Company”) is one of the companies created as a result of the privatization of Gas del Estado S.E. (“GdE”). tgs commenced operations on December 28, 1992 and it is mainly engaged in the Transportation of Natural Gas, and Natural Gas Liquids Production and Commercialization (“Liquids”). TGS’s pipeline system connects major natural gas fields in southern and western Argentina with natural gas distributors and industries in those areas and in the greater Buenos Aires area. The natural gas transportation license to operate this system was exclusively granted to TGS for a period of thirty-five years (“the License”). TGS is entitled to a one-time extension of ten years provided that it has essentially met the obligations imposed by the License and by Ente Nacional Regulador del Gas (National Gas Regulatory Body or “ENARGAS”). The General Cerri Gas Processing Complex (the “Cerri Complex”), where TGS processes natural gas to obtain liquids, was transferred from GdE along with the gas transmission assets. TGS also provides midstream services, which mainly consist of gas treatment, removal of impurities from the natural gas stream, gas compression, wellhead gas gathering and pipeline construction, operation and maintenance services. In addition, telecommunications services are provided through the subsidiary Telcosur S.A. (“Telcosur”). These services consist of data transmission services through a network of terrestrial and digital radio relay.

Subsequently, the corporate purpose of the Company was modified in order to incorporate the development of complementary activities, incidental, linked and / or derived from natural gas transportation, such as the generation and commercialization of electric power and the provision of other services for the hydrocarbon sector in general.

Major Shareholders

tgs´ controlling shareholder Compañía de Inversiones de Energía S.A. (“CIESA”), holds 51% of the common stock of the company, the National Social Security Administration (“ANSES”) holds 24% and the remaining 25% is held by the investing public (tgs has 5.25% of the shares in the portfolio).

CIESA is under joint control of: Pampa Energía S.A. (“Pampa Energía”) with 50% and Grupo Inversor Petroquímica S.L. (“GIP S.L.”) and PCT L.L.C. with the remaining 50%.

The following table shows the organizational structure, shareholders and related parties of tgs as of September 30, 2024:

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2024 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

Detailed data reflecting subsidiary control as of September 30, 2024, is as follows:

Company	Incorporation country	% of interest	Closing date	Main activity

Telcosur	Argentina	99.98	December 31	Telecommunication Services
CTG	Argentina	100	December 31	Electricity related services

For consolidation purposes for the nine-month period ended September 30, 2024, the financial statements of Telcosur have been used at those dates. The subsidiary CTG does not record operations or significant assets and liabilities as of September 30, 2024.

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2024 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

Economic context

The Company operates in a complex economic context whose main variables have recently had strong volatility as a result of political and economic events at the national level.

Although after the new government took office in December 2023, certain restrictions were eased and other changes are expected, the context of volatility and uncertainty continues as of the date of issuance of these interim condensed consolidated financial statements. Government measures already implemented, or those that may be implemented in the future, regarding restrictions for the payment of imports of goods and services from abroad, could eventually limit tgs' ability to access inputs, capital goods and services. necessary for its operations. Furthermore, the application of existing foreign exchange regulations remains uncertain and the scope and timing of upcoming changes are unknown.

After six months of debate in the National Congress, on June 28, 2024, the Chamber of Deputies sanctioned the final text of the Bases Law, which had previously obtained half a sanction from the Chamber of Senators. Among other issues, the Bases Law includes:

•The declaration of public emergency in administrative, economic, financial and energy matters for one year period.

•Modifications in the calculation of income tax for individuals, in the Simplified Tax Regime for Small Taxpayers, personal assets and money laundering.

•The privatization, whether total or partial, of certain companies and societies owned wholly or majority by the national state is authorized.

•A Large Investment Incentive Regime (RIGI) for projects that involve certain conditions.

•The creation of a proportional retirement benefit for those people who, upon reaching retirement age, do not reach the necessary years of pension contributions.

•A labor reform and retirement regime.

•The amendment to the Natural Gas Law in order to, among other points, allow the extension of the License for an additional period of 20 years (as opposed to the originally established 10-year extension).

Although some of the reforms proposed by the Base Law have already been implemented, others are in the process of regulation and legislative discussion. For this reason, at the date of issuance of these interim condensed consolidated financial statements, it is not possible to foresee the impact that the Base Law and the fiscal package could have on the financial situation and results of the Company's operations.

The Company's Management permanently monitors the evolution of the situations that affect its business, to determine the possible actions to be taken and to identify the possible impacts on its financial situation and the results of its operations. The Company's financial statements must be read considering all these circumstances. Likewise, the Company cannot guarantee that the aforementioned macroeconomic difficulties or the adoption of new measures by the Argentine Government to control inflation may affect its operations and financial situation.

2.CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

tgs presents its Condensed Interim Consolidated Financial Statements for the nine-month periods ended September 30, 2024 and 2023 preceding its Interim Condensed Separate Financial Statements in accordance with Title IV, Chapter I, Section I, article 1.b.1 of CNV´s regulations requiring the use of International Accounting Standard 34 (“IAS 34”) issued by the International Accounting Standards Board (“IASB”) adopted by the CNV through NT 2013 (the “Rules”).

In these Condensed Interim Consolidated Financial Statements, tgs and its consolidated subsidiaries (CTG and Telcosur), are jointly referred to as “tgs” or “the Company”.

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2024 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

These Condensed Interim Consolidated Financial Statements, which were approved and authorized for issuance by the Board of Directors on November 4, 2024, do not include all the information and disclosures required for annual Financial Statements, and should be read in conjunction with tgs’ annual Financial Statements as of December 31, 2023, issued on March 4, 2024.

3.BASIS OF PRESENTATION

The CNV, in Title IV, Chapter III, Article 1 of the Rules has provided that listed companies must submit their condensed consolidated financial statements by applying Technical Resolution No. 26 (modified by Technical Resolution No. 29) of the Argentine Federation of Professional Councils of Economic Sciences ("FACPCE"), which adopts the International Financial Reporting Standards ("IFRS Accounting Standards") issued by the IASB, its amendments and circulars for the adoption of IFRS Accounting Standards that the FACPCE dictates in accordance with the provisions of that Technical Resolution.

The Company has prepared these Condensed Interim Consolidated Financial Statements in accordance with the accounting framework established by the CNV, which is based on the application of IFRS Accounting Standards, particularly IAS 34.

The subsidiaries that reflect tgs's corporate group as of September 30, 2024 are Telcosur and CTG.

For consolidation purposes for the nine-month periods ended September 30, 2024 and 2023, Telcosur's financial statements have been used at those dates. The controlled company CTG does not record operations or significant assets and liabilities as of September 30, 2024.

The condensed interim consolidated financial statements for the nine-month periods ended September 30, 2024 and 2023 have not been audited. The Management of the Company estimates that they include all the necessary adjustments to reasonably present the results of each period in accordance with the accounting framework applied. The results of the nine-month periods ended September 30, 2024 and 2023, do not necessarily reflect the proportion of the results of the Company for the full fiscal year.

Functional and presentation currency

The condensed interim consolidated financial statements are stated in thousands of Argentine pesos (“Ps.”), the functional currency of the Company and its subsidiaries.

Restatement to current currency

The Condensed Interim Consolidated Financial Statements as of September 30, 2024, including comparative figures, have been restated to take into account changes in the general purchasing power of the Company's functional currency in accordance with IAS 29 "Financial information in hyperinflationary economies” ("IAS 29") and in General Resolution No. 777/2018 of the CNV. As a result, the financial statements are expressed in the unit of measurement current at the end of the reporting period.

Inflation adjustment was calculated in accordance with the indexes published by the FACPCE wich are based on the variation in the consumer price index (“CPI”) for the restatement of these Condensed Interim Consolidated Financial Statements was estimated at 101.45% and 103.15% for the nine-month periods ended September 30, 2024 and 2023, respectively.

Information comparability

The balances as of December 31, 2023 and September 30, 2023 that are disclosed for comparative purposes were restated in accordance with IAS 29, as mentioned above.

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2024 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

4.SIGNIFICANT ACCOUNTING POLICIES

The accounting policies applied to these Condensed Interim Consolidated Financial Statements are consistent with those used in the financial statements for the last financial year prepared under IFRS Accounting Standards, which ended on December 31, 2023.

New IFRS accounting standards amendments and interpretations issued by the IASB that have been adopted by the Company.

The Company has applied the following standards and/or amendments for the first time as of January 1, 2024:

• Amendments to IAS 7 and IFRS Accounting Standard 7 – Supplier finance arrangements.

• Amendments to IAS 1 – Classification of Liabilities as Current or Non-current and Non-current liabilities with covenants.

The new accounting standards, amendments and interpretations issued by the IASB that became effective as of January 1, 2024, have not had an impact on the Company's condensed interim consolidated financial statements.

New IFRS Accounting Standards issued that are not yet effective for the year beginning January 1, 2024.

The CNV, through RG 972/2023, modified its Ordered Text, establishing that early applications of IFRS Accounting Standards and/or their amendments are not admissible, except when specifically permitted at the time of adoption:

•Amendments to IAS 21 - Lack of Exchangeability

•IFRS 18 – Presentation and disclosure in Financial Statements

•IFRS 19 - Subsidiaries without public responsibility

5.FINANCIAL RISK MANAGEMENT

The Company’s activities and the market in which it operates expose it to a series of financial risks: market risk (including foreign exchange risk, interest rate risk, and commodity price risk), credit risk and liquidity risk.

There were no significant changes since the last annual closing in the risk management policies.

Due to the main impacts of the described situation detailed in Note 1 to these condensed interim consolidated financial statements, the Company has implemented a series of measures that will mitigate its impact. In this sense, the Company's Management constantly monitors the evolution of the situations that affect its business, to determine the possible actions to be taken and to identify the possible impacts on its equity and financial position. The Company's financial statements should be read under the light of these circumstances.

6.CRITICAL ACCOUNTING ESTIMATES

The preparation of the Condensed Interim Consolidated Financial Statements in conformity with professional accounting standards requires the Company to make accounting estimates that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the condensed interim financial statements and the reported amounts of revenues and expenses during the reporting period.

The making of such estimates involves tgs using assumptions and presumptions that are based on a number of factors, including past trends, events known at the date of issuance of these financial statements, and expectations of future events and their outcomes.

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2024 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

As mentioned in Note 17.a. to the Consolidated Financial Statements as of December 31, 2023, the Company is jointly carrying out a new Comprehensive Tariff Review (“RTI”) process together with ENARGAS, which will culminate once the necessary regulations are issued to grant a tariff framework in accordance to the license with which it operates.

In the Natural Gas Transportation segment, the Company considered scenarios taking into account the transitional tariff regime and the new estimates of macroeconomic variables. Likewise, the Company updated its assessment of impairment indicators in accordance with IAS 36 as of September 30, 2024.

The conclusion of said evaluation was that no new factors were identified that negatively affect the premises underlying the recoverable value of the assets included within PPE, with respect to the last evaluation carried out, as of December 31, 2023.

Based on the above, the Company has determined that it is not necessary to record an additional impairment charge.

7.SUPPLEMENTAL CASH FLOW INFORMATION

For purposes of the condensed interim consolidated statement of cash flows, the Company considers all highly liquid temporary investments with an original maturity of three months or less at the time of purchase to be cash equivalents. The cash flow statement has been prepared using the indirect method, which requires a series of adjustments to reconcile net income for the period to net cash flows from operating activities.

Non-cash investing and financing activities for the nine-month periods ended September 30, 2024 and 2023 are presented below:

Note 14 includes a reconciliation between the opening and closing balance of the financial liabilities arising from financing activities.

8.CONSOLIDATED BUSINESS SEGMENT INFORMATION

IFRS Accounting Standard 8 “Operating Segments” (“IFRS 8”) requires an entity to report financial and descriptive information about its reportable segments, which are operating segments or aggregations of operating segments that meet specified criteria. Operating segments are components of an entity about which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”) in deciding how to allocate resources and in assessing performance. The Company’s CODM is the Board of Directors.

The Company analyzes its businesses into four segments: (i) Natural Gas Transportation Services, subject to ENARGAS regulations, (ii) Liquids Production and Commercialization, (iii) Midstream, and (iv) Telecommunications. These last three business segments are not regulated by ENARGAS. Liquids Production and Commercialization segment is regulated by the Secretary of Energy.

Detailed information on each business segment for the nine-month periods ended September 30, 2024 and 2023 is disclosed below:

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2024 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

The breakdown of revenues from sales of goods and services by market and opportunity for the nine-month periods ended September 30, 2024 and 2023 is as follows:

9.SUMMARY OF SIGNIFICANT STATEMENT OF FINANCIAL POSITION AND STATEMENT OF COMPREHENSIVE INCOME ITEMS

a)Other receivables

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2024 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

b)Trade receivables

The movement of the allowance for doubtful accounts is as follows:

c)Cash and cash equivalents

d)Contract Liabilities

e)Other payables

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2024 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

f)Taxes payables

g)Trade payables

h)Revenues

i)Net cost of sales

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2024 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

j)Expenses by nature – Information required under art. 64 paragraph I, clause B) Commercial Companies Law for the nine-month periods ended September 30, 2024 and 2023

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2024 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

k)Net financial results

l)Other operating results, net

m) Financial assets at amortized cost

n)Financial assets at fair value through profit or loss

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2024 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

o)Payroll and social security taxes payable

10.INVESTMENTS IN ASSOCIATES

11.JOINT ARRANGEMENTS

The Company has a stake in UT SACDE, for more information, see “Note 23. – Associates and Joint Agreement”. Given the degree of progress of the works carried out by the UT, as of September 30, 2024 and December 31, 2023, it does not record significant balances or operations.

12.SHARE OF PROFIT FROM ASSOCIATES

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2024 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

13.PROPERTY, PLANT AND EQUIPMENT

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2024 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

14.LOANS

Short-term and long-term loans as of September 30, 2024 and December 31, 2023 comprise the following:

Loans are totally denominated in foreign currency different than the Argentine peso.

The activity of the loans as of September 30, 2024 and 2023 is the following:

During the nine-month period ended September 30, 2024, the Company incurred new bank loans of Ps. 60,869,799. Additionally, bank loans repayments were made for Ps. 79,051,327.

The maturities of current and non-current financial debt, net of issuance costs, as of September 30, 2024 are as follows:

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2024 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

Notes Class 3 (“2031 Notes”)

General description

On October 11, 2023, CNV approved the extension of the maximum amount of the Global Notes Program from US$ 1,200 million to US$ 2,000 million and the extension of the validity period of the Program for an additional 5 years from the expiration of the term, with the new expiration of the Program being January 3, 2029.

On July 24, 2024, within the framework of the 2024 Program, the Company issued Class 3 Notes the (“2031 Notes”) in accordance with the following characteristics:

The net proceeds from the 2031 Notes were US$ 483,688,800. The Company used the net proceeds received to make a purchase and redemption of the 2018 Notes.

Covenants

As of the date of issuance of these Interim Condensed Consolidated Financial Statements, the Company has complied with a series of restrictions derived from its current financial agreements, which include, among others, those related to obtaining new loans, payment of dividends, granting of guarantees, disposal of certain assets and transactions with related parties.

The Company may contract new debts under the following conditions, among others:

a.To the extent that after contracting the new debt (i) the consolidated coverage ratio (ratio between consolidated EBITDA (consolidated income before financial results, income tax, depreciation and amortization) and consolidated interest) is equal to or greater than 2.0:1; and (ii) the consolidated debt ratio (ratio between consolidated debts and consolidated EBITDA) is equal to or less than 3.50:1.

b.For the refinancing of outstanding financial debt.

c.Originated by customer advances.

The Company may pay dividends under the following conditions: (i) the Company is not in default under 2031 Notes, and (ii) immediately after any dividend payment, the Company may incur new debts according to the provisions in point a. of the preceding paragraph.

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2024 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

As of the date of issuance of these Interim Condensed Consolidated Financial Statements, the Company and its controlled company are in compliance with the covenants established in all of their financial debt.

Bank loans

The following table shows the details of other financial indebtedness as of September 30, 2024:

All of these loans are guaranteed by time deposits included as “Financial Assets at Current and Non-Current Amortized Cost.”

Lease liability

In January 2023, the Company entered into a new lease liability for Ps. 3,625,179. It is denominated in US dollars, payable in fixed monthly installments until December 2027.

15.INCOME TAX AND DEFERRED TAX

To determine the deferred and current income tax expense charge as of September 30, 2024, the Company has applied the current progressive rate as stipulated in current regulations.

The following table includes the income tax expense charged to the statement of comprehensive income in the three and nine-month periods ended September 30, 2024 and 2023:

The composition of the net deferred tax liabilities as of September 30, 2024 and December 31, 2023, is as follows:

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2024 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

16.PROVISIONS

17.FINANCIAL INSTRUMENTS BY CATEGORY AND HIERARCHY

17.1 Financial instrument categories

There have been no significant changes regarding the accounting policies for the categorization of financial instruments to the policies disclosed in the financial statements as of December 31, 2023.

The categories of financial assets and liabilities as of September 30, 2024 and December 31, 2023 are as follows:

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2024 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

17.2 Fair value measurement hierarchy and estimates

According to IFRS Accounting Standard 13, the fair value hierarchy introduces three levels of inputs based on the lowest level of input significant to the overall fair value. These levels are:

•Level 1: includes financial assets and liabilities whose fair values are estimated using quoted prices (unadjusted) in active markets for identical assets and liabilities. The instruments included in this level primarily include balances in mutual funds and public or private bonds listed on the Bolsas y Mercados Argentinos S.A. (“BYMA”).

•Level 2: includes financial assets and liabilities whose fair value is estimated using different assumptions quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (for example, derived from prices).

•Level 3: includes financial instruments for which the assumptions used in estimating fair value are not based on observable market information.

The table below shows different assets at their fair value classified by hierarchy as of September 30, 2024:

The fair value amount of the financial assets is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2024 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

As of September 30, 2024, the carrying amount of certain financial instruments used by the Company including cash, cash equivalents, other investments, receivables, payables and short-term loans are representative of fair value.

The estimated fair value of Non-current loans is estimated based on quoted market prices. The following table reflects the carrying amount and estimated fair value of the 2031 Notes at September 30, 2024, based on their quoted market price:

18.ASSETS AND LIABILITIES IN FOREIGN CURRENCY

Balances in foreign currencies as of September 30, 2024 and December 31, 2023 are detailed below:

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2024 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

19.REGULATORY FRAMEWORK

The main regulatory issues are described in Note 17 to the annual consolidated financial statements as of December 31, 2023. As of the date of issuance of these Interim Condensed Consolidated Financial Statements, there were no additional developments except for the following:

Natural gas transportation transitional tariff increase

On March 26, 2024, tgs entered the 2024’s Transitional Agreement with the ENARGAS, which provides for a transitional 675% increase in natural gas transportation tariffs. This tariff increase came into effect on April 3, 2024, after Resolution No. 112/2024 (the “Resolution 112”) issued by ENARGAS was published in the Official Gazette. According to Resolution 112, as from May 2024 and until the RTI process is completed, tariffs are adjusted monthly according to the following formula (the "Transitional Adjustment Index"):

- 47.0% adjusted by the Wage Index - Registered Private Sector published by INDEC

- 27.2% adjusted by the Wholesale Price Index (“WPI”)

- 25.8% adjusted by the Construction Cost Index in Greater Buenos Aires - Materials chapter published by INDEC.

To this end, ENARGAS will issue the corresponding monthly resolution adjusting the tariff tables to be applied. On May 9, 2024, ENARGAS notified the licensee companies of the public natural gas transportation and distribution service of the postponement of the monthly tariff adjustment mentioned above.

On June 5, 2024, ENARGAS notified tgs that it will postpone the implementation of the tariff adjustment corresponding to the month of June 2024 and will also replace the monthly adjustment methodology planned for the months of July to December 2024 inclusive. According to the ENARGAS notification, the monthly tariff increase will be based on the expected inflation to be estimated by the Ministry of Economy for that period. The difference between the real and the estimated inflation will be considered in the RTI tariff calculation.

On July 1, ENARGAS once again informed the Company of the postponement of the monthly tariff increase, this time corresponding to the month of July, maintaining the tariff schedules in effect since April 3, 2024.

Effective as of August 1, September 2, October 1 and November 4, ENARGAS published new transition tariff tables that contained increases of 4%, 1%, 2.7% and 3.5%, respectively, on the rates in effect at that time.

In addition, Resolution 112 provides that during 2024 the Company must execute an investment plan in the amount of Ps. 27,690 million (adjustable by the Transitional Adjustment Index). As of the date of this Condensed Interim Consolidated Financial Statements, the Company has submitted such investment plan, which is in the process of execution.

Request for License Extension

On June 19, 2024, ENARGAS issued a technical and legal report indicating that tgs has broadly fulfilled its obligations regarding the License (the “License Report”). Based on the License Report and after a non-binding public hearing as required by Section 6 of the Natural Gas Law, the ENARGAS controller may submit a recommendation to the Executive Branch, which, in turn, may issue a decree granting the License within 120 days from the date of the recommendation.

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2024 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

Finally, on October 21, 2024, the aforementioned public hearing took place, convened by ENARGAS through Resolution No. 593/2024. As of the date of issuance of these Interim Condensed Consolidated Financial Statements, the ENARGAS controller has not issued the aforementioned report.

20.COMMON STOCK AND DIVIDENDS

a)Common stock structure and shares’ public offer

As of September 30, 2024, tgs’ common stock was as follows:

	Amount of common stock, subscribed, issued and authorized for public offer
Common Shares Class (Face value $ 1, 1 vote)	Outstanding shares	Treasury Shares	Common Stock
Class “A”	405,192,594	-	405,192,594
Class “B”	347,568,464	41,734,225	389,302,689
Total	752,761,058	41,734,225	794,495,283

tgs's shares are traded on the BYMA and under the form of the ADSs (registered with the Securities and Exchange Commission (“SEC”) and representing 5 shares each) on the New York Stock Exchange.

b)Acquisition of treasury shares

During the nine-month period ended September 30, 2024, the Company has not acquired treasury shares.

As of September 30, 2024, the Company holds 41,734,225 treasury shares, representing 5.25% of the total share capital. The acquisition cost of the treasury shares in the market amounted to Ps. 68,531,662 and the Additional paid-up capital amounted to Ps. 19,880,428, which, in accordance with the provisions of Title IV, Chapter III, Article 3.11.c and e of the Rules, restricts the amount of the realized and liquid gains mentioned above that the Company may distribute.

c)Restrictions on distribution of retained earnings

Pursuant to the General Companies Act and CNV Rules, we are required to allocate a legal reserve (“Legal Reserve”) equal to at least 5% of each year’s net income (as long as there are no losses for prior fiscal years pending to be absorbed) until the aggregate amount of such reserve equals 20% of the sum of (i) “common stock nominal value” plus (ii) “inflation adjustment to common stock,” as shown in our consolidated statement of changes in equity.

As mentioned in subsection b of this note, the amounts subject to distribution are restricted up to the acquisition cost of treasury shares and the paid-up capital.

In accordance with current exchange regulations and in order to have access to the exchange market, for the payment of dividends to non-resident shareholders of Argentina, the Company must require the prior approval of the BCRA.

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2024 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

21. LEGAL CLAIMS AND OTHER MATTERS

Between January 1, 2024 and the date of issuance of these Condensed Interim Consolidated Financial Statements, there were no news regarding legal claims and other matters. For more information regarding the claims and legal matters of the Company, see Note 20 “Legal claims and other matters” to the Consolidated Financial Statements as of December 31, 2023.

22. BALANCES AND TRANSACTIONS WITH RELATED COMPANIES

Key management compensation

The accrued amounts corresponding to the compensation of the members of the Board of Directors, the Statutory Committee and the Executive Committee for the nine-month periods ended September 30, 2024 and 2023 were Ps. 2,011,260 and Ps. 2,045,140, respectively.

Balances and transactions with related parties

The detail of significant outstanding balances for transactions entered into by tgs and its related parties as of September 30, 2024 and December 31, 2023 is as follows:

As of September 30, 2024 and December 31, 2023, tgs holds Ps. 10,263,694 and Ps. 20,110,145, respectively, corresponding to dollar-linked notes issued by CT Barragán S.A.. The book value of the notes is disclosed within the caption “Financial assets at fair value through profit or loss”.

As of September 30, 2024, tgs holds Ps. 9,841,500 corresponding to notes issued by Pampa Energía. The book value of the notes is disclosed within the caption “Financial assets at fair value through profit or loss”.

The detail of significant transactions with related parties for the nine-month periods ended September 30, 2024 and 2023 is as follows:

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2024 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

Nine-month period ended September 30, 2024:

Additionally, during the nine-months period ended September 30, 2024, the Company received from SACDE construction and site engineering services for Ps. 77,379,599.

Nine-month period ended September 30, 2023:

23.ASSOCIATES AND JOINT AGREEMENT

Associates with significant influence

Link:

Link was created in February 2001, with the purpose of the operation of a natural gas transportation system, which links TGS’s natural gas transportation system with the Cruz del Sur S.A. pipeline. The connection pipeline extends from Buchanan (Buenos Aires province), located in the high-pressure ring that surrounds the city of Buenos Aires, which is part of TGS’s pipeline system, to Punta Lara. tgs has a 49% shareholding in this company, while Pan American Sur S.A. has a 20.40% shareholding, Shell Argentina S.A. has a 25.50% shareholding and Wintershall Dea Argentina S.A. has a 5.10% shareholding.

TGU:

TGU is a company incorporated in Uruguay. This company rendered operation and maintenance services to Gasoducto Cruz del Sur S.A. and its contract terminated in 2010. TGS holds 49% of its common stock and Pampa Energía holds the remaining 51%.

Joint Agreement

UT:

The Board of Directors of tgs approved the agreement to set up the UT together with SACDE. The objective of the UT is the assembly of pipes for the construction of the project of “Expansion of the

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2024 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

System of Transportation and Distribution of Natural Gas” in the Province of Santa Fe, called by National Public Bid No. 452-0004-LPU17 by the MINEM (the “Work”).

On October 27, 2017, tgs – SACDE UT signed the corresponding work contract with the MINEM.

The UT will remain in force until its purpose has been fulfilled, i.e., once the works involved in the Project have been completed and until the end of the guarantee period, set at 18 months from the provisional reception.

As a result of the situation of the economic context and the COVID mentioned in Note 1, the UT sent a letter to Integración Energética Argentina S.A. (“IEASA”), a company currently part of the Ministry of Productive Development, requesting, among other issues, the reestablishment of the economic-financial equation, readjustment of the work schedule, approval of cost redeterminations and price adjustments under the current legal regime.

On July 9, 2021, the UT and IEASA signed a restart order and a restart certificate for the works related to the Work, through which the work schedule was readjusted and IEASA also assumed the commitment to manage and join efforts to guarantee the cash flow in order to avoid new effects on the economic-financial structure of the contract for the Work, which would give rise to new requests -by the UT- for the recomposition of the economic-financial equation of the contract and the schedule of execution of the Work.

24.INFORMATION REQUIRED BY ARTICLE 26 OF SECTION VII CHAPTER IV TITLE II OF CNV RULES

In order to comply with General Resolution No. 629/2014 tgs informs that, as of November 4, 2024, supporting and management documentation related to open tax periods is safeguarded by Bank S.A. at its facilities are located at Ruta Panamericana Km 37.5, Garin, Province of Buenos Aires.

As for commercial books and accounting records, they are situated in the headquarters of the Company in areas that ensure its preservation and inalterability.

The Company has available in its headquarters to CNV details of the documentation given in safeguard to third parties.

25.SUBSEQUENT EVENTS

There are no other significant subsequent events that occurred between the closing date of the period and the authorization (issuance) of these Interim Condensed Consolidated Financial Statements.

         Luis Fallo

Vice-Chairman acting as Chairman

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Transportadora de Gas del Sur S.A.

By:	/s/Alejandro M. Basso
Name:	Alejandro M. Basso
Title:	Chief Financial Officer and Services Vice President

By:	/s/Hernán D. Flores Gómez
Name:	Hernán Diego Flores Gómez
Title:	Legal Affairs Vice President

Date: November 12, 2024